SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         for the month of December 2002

                                  -------------

                          ENGEL GENERAL DEVELOPERS LTD.
                 (Translation of Registrant's Name Into English)

                66 Ha'Histradrut Avenue, Haifa Bay 32960, Israel
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F   |X|      Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes  |_|             No    |X|

     On November 28, 2002, an affiliate of Yaakov Engel Enterprises Construction Company Ltd. ("YEC"), the Registrant's controlling shareholder, made public its intentions to purchase from YEC and certain affiliates thereof their shares of the Registrant, constituting approximately 84% of the share capital of the Registrant and 95% of the voting rights thereof. The transaction is subject, among other things, to the receipt of certain approvals required under Israeli law, including the approval of the offeror's shareholders.



                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ENGEL GENERAL DEVELOPERS LTD.
                                         (Registrant)


                                         By:    /s/ Yaakov Engel
                                              ----------------------------------
                                           Name:  Yaakov Engel
                                           Title:  Chief Executive Officer


Dated:  December 1, 2002